ViRexx Medical Corp.

Consolidated Financial Statements
December 31, 2005 and 2004
(expressed in Canadian dollars)

PricewaterhouseCoopers LLP Chartered Accountants Suite 1501, TD Tower 10088 - 102 Avenue Edmonton, Alberta Canada T5J 3N5 Telephone +1 (780) 441 6700 Facsimile +1 (780) 441 6776

Auditors’ Report

To the Shareholders of
ViRexx Medical Corp.

We have audited the consolidated balance sheets of ViRexx Medical Corp. as at December 31, 2005 and 2004 and the consolidated statements of loss, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005 in accordance with generally accepted accounting principles in Canada.

Chartered Accountants

Edmonton, Alberta
February 24, 2006

Comments by Auditors for U.S. Readers on Canada - U.S. Reporting difference

In the United States reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company’s financial statements, such as the change in accounting for stock-based compensation described in Note 3 to the financial statements. Our report to the shareholders dated February 24, 2006 is expressed in accordance with Canadian reporting standards, which do not require a reference to such a change in accounting principles in the auditor’s report when the change is properly accounted for and adequately described in the financial statements.

Chartered Accountants

Edmonton, Alberta
February 24, 2006

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

ViRexx Medical Corp.
(a development stage company)
Consolidated Balance Sheets

(expressed in Canadian dollars)

	December 31, 2005 $	December 31, 2004 $ (Restated - Note 3)

Assets

Current assets
Cash and cash equivalents	5,571,850	9,462,988
Restricted cash (note 6)	—	659,000
Goods and services tax recoverable	39,606	94,903
Prepaid expenses and deposits	166,658	383,143
Other current assets	—	18,527

	5,778,114	10,618,561
Property and equipment (note 4)	518,134	533,202
Acquired intellectual property (note 5)	29,990,097	34,570,682

	36,286,345	45,722,445

Liabilities

Current liabilities
Accounts payable and accrued liabilities	670,166	744,805
Convertible debentures (note 6)	—	1,037,106

	670,166	1,781,911
Future income taxes (note 7)	1,168,377	6,749,947

	1,838,543	8,531,858

Commitments and contingencies (notes 5 and 8)

Shareholders’ Equity

Common shares - no par value; unlimited shares authorized; 58,443,445 shares and 53,276,477 shares issued and outstanding, respectively (note 11)	45,989,189	41,754,983
Contributed surplus (note 11)	4,779,409	3,626,905
Equity component of convertible debenture (note 6)	—	59,118
Deficit accumulated during development stage	(16,320,796)	(8,250,419)

	34,447,802	37,190,587

	36,286,345	45,722,445
The accompanying notes are an integral part of the financial statements.

Approved by the Board of Directors

		Lorne Tyrrell, Ph.D, M.D	Douglas Gilpin, CA
Director	Chairman

ViRexx Medical Corp.
(a development stage company)
Consolidated Statements of Shareholders’ Equity

(expressed in Canadian dollars)

	Common shares
	Number #	Amount $	Equity component of debenture $	Contributed surplus $	Deficit accumulated during development stage $	Total shareholders’ equity $

Balance - December 31, 1999	—	—	—	—	—	—
Shares issued on incorporation	200	259	—	—	—	259
Net loss	—	—	—	—	(177,397)	(177,397)

Balance - December 31, 2000	200	259	—	—	(177,397)	(177,138)
Issuance of common shares	16,617,283	1,153,081	—	—	—	1,153,081
Exercise of warrants	260,039	207,094	—	—	—	207,094
Share issue costs	—	(69,067)	—	—	—	(69,067)
Net loss	—	—	—	—	(1,011,957)	(1,011,957)

Balance - December 31, 2001	16,877,522	1,291,367	—	—	(1,189,354)	102,013
Shares issued on settlement of debt	682,686	218,460	—	—	—	218,460
Issuance of common shares	184,000	800,024	—	—	—	800,024
Exercise of warrants	1,869	1,428	—	—	—	1,428
Share issue costs	—	(7,749)	—	—	—	(7,749)
Issuance of convertible debenture	—	—	90,000	—	—	90,000
Amalgamation	(1,000,000)	—	—	—	—	—
Net loss	—	—	—	—	(1,260,472)	(1,260,472)

Balance - December 31, 2002	16,746,077	2,303,530	90,000	—	(2,449,826)	(56,296)
Issued under private placement	48,000	31,200	—	—	—	31,200
Exercise of stock options	300,000	126,600	—	—	—	126,600
Conversion of debentures	684,648	261,277	(30,882)	—	—	230,395
Amalgamation	(7,378,725)	—	—	—	(24,498)	(24,498)
Issue of special warrants	5,200,000	2,881,060	—	205,150	—	3,086,210
Stock options issued to non-employees	—	—	—	85,000	—	85,000
Net loss	—	—	—	—	(1,383,562)	(1,383,562)

Balance - December 31, 2003	15,600,000	5,603,667	59,118	290,150	(3,857,886)	2,095,049
Retroactive adjustment for stock-based compensation	—	—	—	734,773	(734,773)	—

Balance - December 31, 2003 (restated - note 3)	15,600,000	5,603,667	59,118	1,024,923	(4,592,659)	2,095,049
Issued through public offering	11,000,000	8,388,820	—	411,180	—	8,800,000
Issued as corporate finance fee	400,000	—	—	—	—	—
Exercise of warrants	5,500	5,500	—	—	—	5,500
Acquisition of AltaRex Medical Corp.	26,257,759	28,620,957	—	—	—	28,620,957
Exercise of stock options	13,218	15,727	—	(5,153)	—	10,574
Share issue costs	—	(879,688)	—	—	—	(879,688)
Fair value of stock options issued on the acquisition of AltaRex	—	—	—	1,815,378	—	1,815,378
Stock options issued	—	—	—	380,577	—	380,577
Net loss (restated - note 3)	—	—	—	—	(3,657,760)	(3,657,760)

Balance - December 31, 2004 (restated - note 3)	53,276,477	41,754,983	59,118	3,626,905	(8,250,419)	37,190,587
Repurchase of shares	(2,056,900)	(1,645,113)	—	—	(610,663)	(2,255,776)
Exercise of stock options	225,218	267,413	—	(75,699)	—	191,714
Private placement	4,035,665	2,970,316	—	1,065,349	—	4,035,665
Exercise of warrants	2,302,875	2,277,370	—	(294,495)	—	1,982,875
Conversion of debentures	561,100	591,281	—	—	—	591,281
Conversion and redemption of debentures	—	—	(59,118)	—	—	(59,118)
Share issue costs	99,010	(227,061)	—	—	—	(227,061)
Stock options issued	—	—	—	457,349	—	457,349
Net loss	—	—	—	—	(7,459,714)	(7,459,714)

Balance - December 31, 2005	58,443,445	45,989,189	—	4,779,409	(16,320,796)	34,447,802

The accompanying notes are an integral part of the financial statements.

ViRexx Medical Corp.
(a development stage company)
Consolidated Statements of Loss

(expressed in Canadian dollars)

				Cumulative from October 30, 2000 to
	Years ended December 31,			December 31,
	2005 $	2004 $ (Restated - Note 3)	2003 $	2005 $

Revenue	—	—	—	—

Expenses
Research and development (note 10)	4,750,190	1,796,680	383,073	7,954,932
Corporate administration	3,650,282	1,887,711	892,036	7,609,464
Depreciation and amortization	2,499,174	71,348	31,596	2,661,343
Debenture interest	95,201	61,999	76,052	272,960
Loss (gain) on foreign exchange	45,528	(14,971)	(4,401)	77,653
Interest income	(218,504)	(127,728)	(7,497)	(353,729)
Other income	(3,731)	(15,324)	—	(19,055)
(Gain) loss on disposal of property and equipment	—	(1,955)	12,703	105,720

	10,818,140	3,657,760	1,383,562	18,309,288

Loss before income taxes	(10,818,140)	(3,657,760)	(1,383,562)	(18,309,288)

Income taxes recovery	(3,358,426)	—	—	(3,358,426)

Net loss for the year	(7,459,714)	(3,657,760)	(1,383,562)	(14,950,862)

Basic and diluted loss per common share (note 12)	(0.13)	(0.14)	(0.15)

The accompanying notes are an integral part of the financial statements.

ViRexx Medical Corp.
(a development stage company)
Consolidated Statements of Cash Flows

(expressed in Canadian dollars)

	Years ended December 31,			Cumulative from October 30, 2000 to
				December 31,
	2005 $	2004 $ (Restated - Note 3)	2003 $	2005 $
Cash provided by (used in)

Operating activities
Net loss for the period	(7,459,714)	(3,657,760)	(1,383,562)	(14,950,862)
Items not affecting cash
Debenture interest	95,201	54,526	76,052	265,487
Depreciation and amortization	2,499,174	71,348	31,596	2,661,343
Stock-based compensation	457,349	380,577	211,300	1,049,226
Write off of patent costs	—	242,626	—	242,626
(Gain) loss on disposal of property and equipment	—	(1,955)	12,703	105,364
Unrealized foreign exchange gain	(356)	(9,471)	—	(9,471)
Future income taxes	(3,358,426)	—	—	(3,358,426)
Net change in non-cash working capital items (note 13)	215,670	(346,104)	476,659	391,261

	(7,551,102)	(3,266,213)	(575,252)	(13,603,452)

Financing activities
Issuance of share capital	5,983,193	7,405,027	3,280,210	18,774,956
Amounts due to related parties	—	(35,341)	13,368	—
Advances from shareholder	—	—	575,000	769,900
Repayment of advances from shareholder	—	—	(575,000)	(769,900)
Convertible debentures	(600,144)	—	—	84,856
Restricted cash	659,000	(659,000)	—	—
Repurchase of shares	(2,255,776)	—	—	(2,255,776)

	3,786,273	6,710,686	3,293,578	16,604,036

Investing activities
Acquisition of property and equipment	(131,991)	(403,364)	(94,617)	(908,422)
Cash acquired on acquisition	—	3,710,419	19,142	3,729,561
Proceeds on sale of property and equipment	5,682	2,861	9,210	17,753
Expenditures on patents and trademarks	—	—	(74,824)	(267,626)

	(126,309)	3,309,916	(141,089)	2,571,266

(Decrease) increase in cash and cash equivalents	(3,891,138)	6,754,389	2,577,237	5,571,850

Cash and cash equivalents - Beginning of year	9,462,988	2,708,599	131,362	—

Cash and cash equivalents - End of year	5,571,850	9,462,988	2,708,599	5,571,850

Supplementary information (note 13)

The accompanying notes are an integral part of the financial statements.

ViRexx Medical Corp.
Notes to Consolidated Financial Statements
December 31, 2005 and 2004

(expressed in Canadian dollars)

1	Nature of operations

ViRexx Medical Corp. (the “Company” or “ViRexx”), amalgamated under the Business Corporations Act (Alberta), is a development-stage biotechnology company focused on the development of novel therapeutic products for the treatment of certain cancers and specified chronic viral infections. The Company’s most advanced programs include drug candidates for the treatment of ovarian cancer, chronic hepatitis B and C and selected solid tumors.

The Company began as Novolytic Corp. on October 30, 2000. ViRexx Research Inc. was incorporated under the Business Corporations Act (Alberta) on June 6, 2001 and on August 1, 2002 ViRexx Research Inc. amalgamated with Novolytic Corp. to continue as ViRexx Research Inc. (“ViRexx Research”). On December 23, 2003, ViRexx Research was amalgamated with ViRexx Medical Corp. and Norac Industries Inc. (“Norac”), as described in note 11, to form and continue business as ViRexx Medical Corp. Norac was a public company whose shares were listed on the TSX Venture Exchange. On completion of the amalgamation with Norac, ViRexx became a listed company.

On December 10, 2004, pursuant to a plan of arrangement, the Company acquired all of the outstanding shares of AltaRex Medical Corp. (“AltaRex”) by issuing one-half of one common share in exchange for each issued share of AltaRex. Following the acquisition, the Company became listed on the Toronto Stock Exchange.

On December 23, 2005, the Company became listed on the American Stock Exchange.

2	Summary of significant accounting policies

These financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada which, with respect to the Company, do not differ materially from those applied in the United States except as disclosed in note 15. Because the precise determination of many assets, liabilities, revenues and expenses is dependent on future events, the preparation of financial statements for a period necessarily includes the use of estimates and approximations which have been made using careful judgment. Actual results could differ from those estimates. These financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarized below.

a)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and all of its wholly owned subsidiaries.

b)	Cash and cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less at the date of purchase to be cash or cash equivalents.

ViRexx Medical Corp.
Notes to Consolidated Financial Statements
December 31, 2005 and 2004

(expressed in Canadian dollars)

c)	Revenue

Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed and determinable and collection is reasonably assured.

d)	Property and equipment

Property and equipment are stated at cost. Depreciation is provided using the declining balance method at the following annual rates:

Laboratory equipment	20%
Office, furniture and equipment	20%
Computer equipment	30%
Computer software	100%

Leasehold improvements are depreciated over the term of the lease.

e)	Licenses

Licenses represents the amount paid for the rights to use certain patents and are recorded at cost. Amortization is provided for on a straight-line basis over twelve years, being the term of the licensing agreements.

f)	Unither development agreement

This agreement is recorded at cost and was acquired on the acquisition of AltaRex Medical Corp. as described in note 5. The carrying amount does not necessarily reflect future values and the ultimate amount recoverable will be dependent upon the successful development and commercialization of products. This amount is being amortized on a straight-line basis over the estimated term of the agreement, which is thirteen years.

g)	Government grants and investment tax credits

Government assistance is recognized when the expenditures that qualify for assistance are made and the Company has complied with the conditions for the receipt of government assistance. Government assistance is applied to reduce the carrying amount of any assets acquired or to reduce eligible expenses incurred. A liability to repay government assistance, if any, is recorded in the period when the conditions arise that cause the assistance to become repayable.

ViRexx Medical Corp.
Notes to Consolidated Financial Statements
December 31, 2005 and 2004

(expressed in Canadian dollars)

h)	Research and development costs

Research costs are expensed in the period incurred. Development costs are expensed in the period incurred unless technical and market viability of a development project have been established. No development costs have been deferred to date.

i)	Foreign currency translation

Translation of transactions arising in foreign currencies is recorded at approximate rates of exchange in effect at the dates of the transactions, with resulting monetary assets and monetary liabilities arising in foreign currencies being translated at the rates of exchange in effect at the balance sheet date. Gains or losses on translation during the period are included in net loss for the year.

j)	Income taxes

The Company follows the liability method of income tax allocation. Under this method, future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax basis. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in rates is included in earnings in the period that includes the date of substantial enactment. Future income tax assets are recorded in the financial statements if realization is considered more likely than not.

k)	Stock-based compensation

The Company grants stock options to executive officers, directors, employees and consultants pursuant to a stock option plan. Awards of stock options to non-employees are accounted for in accordance with the fair value method and result in compensation expense. Effective January 1, 2004, awards of stock options granted to employees, officers and directors are accounted for in accordance with the fair value method and result in compensation expense. The expense is recognized in income over the shorter of the service period of the employees to whom the option was granted or the vesting period of the specific option. The corresponding credit is recorded as contributed surplus. Any consideration paid on the exercise of stock options is credited to share capital. Previously, the Company did not record any compensation expense upon the issuance of stock options to employees, officers and directors.

l)	Impairment of long-lived assets

Property and equipment and intangible assets with a finite life are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment is assessed by comparing the carrying amount of the asset with its expected future net undiscounted cash flows from use together with its residual value. If an asset is considered to be impaired, the impairment recognized is the amount by which the carrying amount of the asset exceeds its fair value.

ViRexx Medical Corp.
Notes to Consolidated Financial Statements
December 31, 2005 and 2004

(expressed in Canadian dollars)

m)	Loss per share

Basic loss per share is computed by dividing loss by the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method of calculating diluted loss per share. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of stock options or warrants is applied to repurchase common shares at the average market price for the year.

3	Accounting changes

Effective January 1, 2004, the Company became subject to additional requirements of Section 3870 of the CICA Handbook with respect to accounting and disclosure for stock-based compensation. As such, new awards of stock options granted to employees made on or after January 1, 2004 are accounted for in accordance with the fair value method and result in compensation expense. The expense is recognized in income over the shorter of the service period of the employee to whom the option was granted or the vesting period of the specific option. Any consideration paid on the exercise of stock options is credited to share capital. Previously, the Company did not record any compensation expense upon the issuance of stock options to employees. This change in recording the fair value of awards has been accounted for on a retroactive basis without restatement of prior periods. For awards granted after January 1, 2002 and prior to January 1, 2004, the Company has increased the opening deficit and contributed surplus by $734,773.

The acquisition of AltaRex, as described in note 5, was originally treated as the acquisition of a business and accounted for in accordance with CICA 1581 Business Combinations. It was subsequently determined that AltaRex did not meet the definition of a business as described in Emerging Issues Committee Abstract 124 and therefore should have been accounted for as a purchase of assets. Financial statements for the year ended December 31, 2004 have been restated to reflect this treatment. The impact of this restatement is a $7,282,832 increase in acquired intellectual property rights; a $6,065,718 decrease in goodwill; a $684,229 increase in future income taxes payable; a $568,859 increase in share capital and a $35,974 decrease in convertible debentures payable at December 31, 2004.

Effective January 1, 2004, the Company wrote off the carrying value of capitalized costs incurred on patents and trademarks to reflect the uncertainty associated with any future economic benefit. This was accounted for retroactively and the prior year’s financial statements were restated. As this did not represent a change in accounting policy, the total impact of the write down should have been reflected in the year ended December 31, 2004. The financial statements have been restated to reflect this treatment. The impact of this restatement is a $242,626 increase in the net loss previously reported for the year ended December 31, 2004; a $167,802 decrease in the deficit previously reported as of January 1, 2003; and a $74,824 decrease in the previously reported 2003 net loss.

ViRexx Medical Corp.
Notes to Consolidated Financial Statements
December 31, 2005 and 2004

(expressed in Canadian dollars)

4	Property and equipment

			2005
	Cost $	Accumulated depreciation $	Net $

Laboratory equipment	468,834	142,047	326,787
Office furniture and equipment	108,434	30,175	78,259
Computer equipment and software	175,085	92,073	83,012
Leasehold improvements	36,469	6,393	30,076

	788,822	270,688	518,134

Depreciation expense relating to property and equipment charged to current operations was $141,733 (2004 - $69,264; 2003 - $29,513).

			2004
	Cost $	Accumulated depreciation $	Net $

Laboratory equipment	465,394	76,090	389,304
Office furniture and equipment	64,124	13,210	50,914
Computer equipment and software	98,297	38,787	59,510
Leasehold improvements	34,343	869	33,474

	662,158	128,956	533,202

5	Acquired intellectual property

	2005 $	2004 $

Unither development agreement - net of accumulated amortization of $2,355,358 (2004 - $nil)	29,975,164	34,553,666
Other licenses - net of accumulated amortization of $10,067 (2004 - $7,984)	14,933	17,016

	29,990,097	34,570,682

ViRexx Medical Corp.
Notes to Consolidated Financial Statements
December 31, 2005 and 2004

(expressed in Canadian dollars)

Amortization expense relating to intellectual property charged to operations was $2,357,441 (2004 - $2,084; 2003 - $2,083).

On December 10, 2004, the Company acquired certain intellectual property and related agreements. These assets resided in AltaRex, a holding company with no active business. The Company completed the acquisition by issuing 26,257,759 common shares in exchange for all of the issued and outstanding shares of AltaRex. The assets consisted primarily of an Exclusive Agreement with Unither Pharmaceuticals Inc. (“Unither”), a wholly owned subsidiary of United Therapeutics Corporation (“United Therapeutics”), for the development of five monoclonal antibodies, including OvaRex® MAb, the Company’s lead product in late stage development for the treatment of ovarian cancer. Under the terms of the agreement, Unither received exclusive rights for development and commercialization of the products worldwide, with the exception of rights retained by the Company to the majority of the European Union and certain other countries. Unither is responsible for the costs of clinical trials, manufacturing and other development expenses for each product and will pay development milestone payments and royalties from product sales to the Company. Milestone payments include US$2.0 million on the completion of a Biologics License Application (“BLA”); and US$3.0 million on the approval of the BLA by the United States Food and Drug Administration. The Company does not anticipate that either of these milestones will be reached prior to the middle of 2007.

Consideration for the acquired assets was 26,257,759 ViRexx common shares with a fair value of $28,620,957 based on $1.09 per share, which was the market price per share at the date of announcement on October 15, 2004. The acquisition cost also includes $1,815,378 relating to the fair value of new ViRexx stock options issued in exchange for AltaRex stock options and acquisition costs of $568,859.

The Unither agreement and related intellectual property acquired was valued at $34,553,666. Other net assets, which consisted of cash, equipment and a debenture payable, amounted to $3,201,475.

The Company is a party to other license and development agreements with various third parties. In each case, the third party may be entitled to receive any one or a combination of milestone payments, royalty payments and stock options based on the product development stage or sales revenue from the development of certain products or technology.

The Company has not made any payments under these agreements and has no liability for payments or the issue of shares or options at December 31, 2005 or December 31, 2004.

ViRexx Medical Corp.
Notes to Consolidated Financial Statements
December 31, 2005 and 2004

(expressed in Canadian dollars)

6	Convertible debentures

	2005 $	2004 $

U.S. dollar convertible debenture	—	502,215
Canadian dollar convertible debentures	—	450,000
Equity component of convertible debentures	—	(59,118)
Unpaid interest	—	144,009

	—	1,037,106

United States dollar convertible debenture

On August 15, 2002, AltaRex issued a convertible debenture to United Therapeutics in exchange for proceeds of US$433,310. On the acquisition of AltaRex, this debenture was determined to have a fair value of $511,687 (US$417,261). OvaRex patents and technology were pledged as collateral for the debenture. Interest was payable on the debenture quarterly and accrued at 6% per annum. Principal and unpaid interest on the debenture were due in full on August 23, 2005. The debenture was convertible into common shares of the Company at a price of US$1.00 per share at any time at the option of United Therapeutics.

On August 23, 2005, the U.S. dollar convertible debenture was converted into 485,300 common shares of the Company at a price of CAN$1.07 per share.

Canadian dollar convertible debentures

On September 20, 2002, the Company issued convertible debentures in the amount of $685,000 bearing interest at 12% per annum, accrued monthly, payable September 20, 2005. A specific charge and interest against the T-ACT Technology patents was pledged as collateral for the debentures. The convertible debentures were accounted for in accordance with their substance and presented in the financial statements in their component parts, measured at their respective fair values at the time of issue. The debt component was calculated as the present value of the required interest and principal payments discounted at a rate approximating the interest rate that would have been applicable to non-convertible debt at the time the debentures were issued. The difference between the debt component and the face value of the debentures, representing the value of the conversion feature and options, was classified as equity.

The debentures were convertible, at the option of the holder, into common shares of the Company at a conversion price of $0.50 per common share or at half of an Initial Public Offering (“IPO”) or Qualifying Transaction (“QT”) share issue price was such price is less than $0.95 at any time prior to September 20, 2005.

ViRexx Medical Corp.
Notes to Consolidated Financial Statements
December 31, 2005 and 2004

(expressed in Canadian dollars)

The Company had the right to compel conversion into common shares if the Company was in full satisfaction of its obligations under the agreement during a period commencing from the day the Company publicly announces its intentions to complete an IPO or QT and ending on the day such IPO or QT was formally approved by the shareholders of the Company. The Company announced such a transaction at approximately $0.80 per share in June 2003 and it was approved by the shareholders on December 22, 2003.

On August 6, 2003, a director, officer and significant shareholder of the Company converted $175,000 principal amount of the convertible debentures plus accrued interest of $17,333 into 521,233 ViRexx Research shares on the following conversion basis. The principal amount of $175,000 was converted at $0.369 per ViRexx Research share for a total of 480,160 ViRexx Research shares and accrued interest of $17,333 was converted at $0.422 per ViRexx Research share for a total of 41,073 ViRexx Research shares.

On December 23, 2003, an additional principal amount of $60,000 plus accrued interest of $8,944 was converted at $0.422 per ViRexx Research share for a total of 163,415 ViRexx Research shares.

In January 2004, the Company made a formal offer to redeem the remaining debentures and deposited sufficient funds into trust to satisfy redemption requirements and related costs. As a result, the debentures were classified as a current liability commencing December 31, 2003.

During 2005, the Company redeemed $400,000 of principal plus total accrued interest of $181,745 and converted $50,000 plus accrued interest of $22,010 into 75,800 common shares of the Company at a price of $0.95 per share.

7	Income taxes

The reconciliation of income taxes (recovery) attributable to operations using the statutory tax rate is as follows:

	2005 $	2004 $ (Restated)	2003 $ (Restated)

Canadian statutory rates	33.62%	33.87%	36.74%

Expected recovery at the statutory rate	(3,637,058)	(1,239,000)	(508,000)
Unrecognized deductible temporary differences and tax losses	(129,368)	1,109,000	429,000
Stock-based compensation and other non-deductible expenses	408,000	130,000	79,000

Total income taxes (recovery)	(3,358,426)	—	—

ViRexx Medical Corp.
Notes to Consolidated Financial Statements
December 31, 2005 and 2004

(expressed in Canadian dollars)
Significant components of the Company’s future tax balances are as follows:

	2005 $	2004 $ (Restated)

Future tax assets
Non-capital loss carry forwards	4,754,155	1,577,315
Research and development deductions and investment tax credits	1,231,946	1,244,976
Other assets	547,566	420,599

	6,533,667	3,242,890
Future tax liabilities
Acquired intellectual property	(7,702,044)	(9,992,837)

Net future tax liability	(1,168,377)	(6,749,947)

At December 31, 2005, the Company had approximately $14,140,000 of non-capital loss carry forwards; $2,218,000 of scientific research and experimental development (“SR&ED”) expenditures; and, $486,000 of investment tax credits available to reduce taxable income in future years. The benefit of these losses, SR&ED expenditures and investment tax credits has only been recognized as a reduction to the extent of future income tax liabilities as their realization beyond that is not considered more likely than not through the use of feasible tax planning strategies. SR&ED expenditures may be carried forward indefinitely. Loss carry forwards and investment tax credits expire as follows:

	Non-capital loss carry forwards $	Investment tax credits $

2006	31,000	—
2007	208,000	—
2008	334,000	—
2009	668,000	10,000
2010	929,000	1,000
2012	—	2,000
2013	1,641,000	19,000
2014	1,946,000	454,000
2015	8,383,000	—

	14,140,000	486,000

ViRexx Medical Corp.
Notes to Consolidated Financial Statements
December 31, 2005 and 2004

(expressed in Canadian dollars)
8	Commitments

At December 31, 2005, expected minimum lease payments in each of the next five years and in total, relating to the office and laboratory facility and clinical research, are as follows:

$

2006	554,257
2007	113,126
2008	115,885
2009	115,885
2010	115,885
Thereafter	48,285

1,063,323

9	Government assistance and research and development projects

During the year ended December 31, 2005, the Company received a non-repayable grant in the amount of $45,000 (2004 - $364,430; 2003 - $154,780) from the National Research Council of Canada, of which $nil remained receivable at December 31, 2005 (December 31, 2004 - $nil; December 31, 2003 - $52,082).

In 2004, the Company entered into a technology commercialization agreement with the Alberta Heritage Foundation for Medical Research (“AHFMR”) in support of costs for the Phase I liver cancer study for the OcclusinTM Injection product. Funding of $500,000 was received and credited against research and development expenses in the year ended December 31, 2004. The Company is required to pay a royalty equivalent to twice the amount of funding received, from the commercial success of the resulting products and technology, at a rate of the lesser of 5% of gross sales or $100,000 per annum. The maximum total payments by the Company under this agreement are $1,000,000 and will begin once there are commercial sales. To date, there have been no commercial sales.

During the year ended December 31, 2003, the Company accrued a refund in the amount of $451,475 related to a federal tax credit for Scientific Research and Experimental Development expenditures incurred during that year. The funds were received in 2004.

In 1997, AltaRex entered into an agreement with the AHFMR to jointly fund clinical trials, with AltaRex controlling, through ownership or licensing, certain technology as described in the agreement. Funding of $500,000 was received in 1997. The Company is required to pay a royalty equivalent to twice the amount of funding received from the commercial success of the resulting products and technology, at a rate of the lesser of 5% of gross sales or $100,000 per annum. The maximum total payments by the Company under this agreement are $1,000,000 and will begin once there are commercial sales. To date, there have been no commercial sales.

ViRexx Medical Corp.
Notes to Consolidated Financial Statements
December 31, 2005 and 2004

(expressed in Canadian dollars)

Amounts received related to government assistance were recorded as a reduction of research and development expense.
10	Research and development projects

The Company is in the development stage and conducts research and development in the areas of biopharmaceutical products for the treatment of ovarian cancer, chronic hepatitis B, chronic hepatitis C and selected solid tumours.

•
OvaRex® MAb is a murine monoclonal antibody that has a high degree of specificity to a tumour associated antigen that is over-expressed in the majority of late stage ovarian cancer patients. The Company believes that the product acts as an immunotherapeutic agent by inducing and/or amplifying the human body’s immune response against ovarian cancer. All development costs for OvaRex® MAb are borne by United Therapeutics pursuant to the development agreement described in note 5.

•
The Company’s T-ACT™ technology platform is a novel and proprietary targeted tumour starvation technology platform which has the potential to produce a wide range of products that stop the flow of blood to solid tumors, both malignant (cancer) and non-malignant (benign).

•
The Chimigen™ technology platform encompasses a molecular design recognizable by the body’s immune system to break tolerance by mounting a humoral (antibody) as well as a highly desirable cellular response to clear the virus that is responsible for the chronic infection.

	2005 $	2004 $	2003 $

T-ACT™	1,236,748	410,018	426,024
Chimigen™	3,162,108	2,251,092	563,304
OvaRex® MAb	396,334	—	—

Gross research and development expenses	4,795,190	2,661,110	989,328
Government grants	(45,000)	(864,430)	(154,780)
Tax credits	—	—	(451,475)

Net research and development expenses	4,750,190	1,796,680	383,073

ViRexx Medical Corp.
Notes to Consolidated Financial Statements
December 31, 2005 and 2004

(expressed in Canadian dollars)

11	Share capital

Authorized share capital

The Company is authorized to issue an unlimited number of no par value common shares.

Normal Course Issuer Bid

On December 21, 2004, the Company received approval for a Normal Course Issuer Bid allowing the Company to repurchase up to 2,663,824 common shares during the period beginning December 23, 2004 to December 22, 2005, at the market price at the time of purchase. The Company repurchased 2,056,900 common shares at an average price of $1.10 per share for the period January 1, 2005 to December 22, 2005, which resulted in a charge of $1,645,113 to share capital and a charge of $610,663 to the deficit.

2005 Transactions

On September 9, 2005, the Company completed a brokered private placement of 4,035,665 units for gross proceeds of $4,035,665. Each unit consisted of one common share and one-half of one share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one common share of ViRexx at a price of $1.20 for a period of two years. Proceeds of the issue were allocated $2,970,316 to share capital and $1,065,349 to contributed surplus based on the estimated fair value of the warrants on the date granted. The broker for the private placement, Montex Exploration Inc. (“Montex”), received cash of 7% of the gross proceeds and 403,567 broker warrants as a commission. Each broker warrant entitles Montex to acquire one common share of the Company for $1.20 per share until September 9, 2007.

2004 Transactions

On April 14, 2004, the Company completed a public offering of 11,000,000 units at a price of $0.80 per unit for gross proceeds of $8,800,000. Each unit consisted of one common share and one-half common share purchase warrant. Each whole warrant entitles the holder to acquire one common share of the Company at an exercise price of $1.00 per share until October 14, 2005. Proceeds of the issue were allocated $8,388,820 to share capital and $411,180 to contributed surplus based on the estimated fair value of the warrants on the date granted. The agent for the offering, Canaccord Capital Corp. (“Canaccord”) received cash of 7.75% of the gross proceeds, 400,000 common shares and 1,100,000 agent warrants as a commission. Each agent warrant entitled Canaccord to acquire one common share of ViRexx for $0.80 per share until April 14, 2005.

In 2004, the Company issued 5,500 common shares on the exercise of warrants for proceeds of $5,500.

On December 10, 2004, the Company issued 26,257,759 common shares in exchange for all of the outstanding shares of AltaRex as described in note 5. Sixty percent of the common shares issued to AltaRex shareholders were freely tradeable when issued and the remaining forty percent were subject to a hold period until June 10, 2005.

ViRexx Medical Corp.
Notes to Consolidated Financial Statements
December 31, 2005 and 2004

(expressed in Canadian dollars)

2003 Transactions

On March 27, 2003, the Company completed a Private Placement of 48,000 common shares for gross proceeds of $31,200.

On August 6, 2003 and December 23, 2003, a total of 684,648 common shares were issued on the conversion of debentures as described in note 6.

On December 23, 2003, the Company issued 9,400,000 shares in exchange for the 17,778,725 outstanding shares of ViRexx Research Inc., a company subject to common control, and 1,000,000 shares in exchange for all of the outstanding shares of Norac Industries Inc. (“Norac”), an unrelated inactive public company with no operations. The companies were amalgamated and considered to be a continuation of ViRexx Research Inc.

The net liabilities of Norac in the amount of $24,498 were treated as a charge to the deficit of ViRexx at their book value, which approximated fair value.

On December 31, 2003, ViRexx completed a private placement of 5,000,000 special warrants at a price of $0.80 per unit for net proceeds of $2,926,210 after related issue expenses of $1,073,790. Upon exercise, each special warrant entitled the holder to receive one common share and one common share purchase warrant (the “warrant”). Each warrant entitled the holder to acquire one common share at an exercise price of $1.00 per share for a period of 18 months. Net proceeds of the issue were allocated $2,881,060 to share capital and $205,150 to contributed surplus based on the estimated fair value of the warrants on the date granted. In connection with this transaction, ViRexx issued 200,000 common shares to the agent as payment for costs of $160,000.

Stock options

The Company’s Stock Option Plan provides for the granting of stock options to directors, officers, employees and consultants. On June 16, 2005, the Company’s shareholders approved a new plan (the “Plan”). The Plan permits the issuance of stock options to purchase a maximum of 8,256,000 common shares of the Company.

ViRexx Medical Corp.
Notes to Consolidated Financial Statements
December 31, 2005 and 2004

(expressed in Canadian dollars)

The following table summarizes information relating to stock options outstanding and exercisable under the Plan at December 31, 2005, 2004 and 2003.

		2005		2004		2003

	Stock options #	Weighted average Exercise price $	Stock options #	Weighted average Exercise price $	Stock options #	Weighted average Exercise price $

Outstanding - Beginning of period	6,369,168	0.84	2,103,218	0.80	685,000	0.50
Granted	640,000	1.04	4,564,168	0.85	2,403,218	0.70
Exercised	(225,218)	0.85	(13,218)	0.80	(300,000)	0.001
Expired	(113,750)	5.64	(285,000)	0.80	(685,000)	0.50

Outstanding - End of period	6,670,200	0.84	6,369,168	0.84	2,103,218	0.80

Exercisable - End of period	5,712,066	0.80	5,121,968	0.83	2,103,218	0.80

On February 1, 2005, the Company granted 300,000 stock options as an inducement to an individual to join the Company as an officer. The options are exercisable at $1.17 per share and expire on February 1, 2015. These options were not issued under the Plan. One-third of these options vested immediately and the remaining options will vest over a period of two years. Compensation expense arising from the options is recognized over the vesting period.

ViRexx Medical Corp.
Notes to Consolidated Financial Statements
December 31, 2005 and 2004

(expressed in Canadian dollars)

The following table summarizes information relating to currently outstanding and exercisable options:

2005
		Outstanding	Exercisable

Exercise price $	Number of shares #	Average expiration life (years)	Number of shares #

0.48	1,675,000	7.63	1,675,000
0.76	50,000	7.75	50,000
0.80	2,923,000	2.96	2,796,333
0.86	475,000	5.35	475,000
0.90	697,200	9.21	445,733
0.94	190,000	4.47	190,000
0.99	560,000	9.84	-
1.39	50,000	1.33	50,000
1.46	30,000	9.28	10,000
3.90	10,000	5.53	10,000
6.26	10,000	5.65	10,000

	6,670,200		5,712,066

2004
		Outstanding	Exercisable

Exercise price $	Number of shares #	Average expiration life (years)	Number of shares #

0.48	1,675,000	8.38	1,675,000
0.76	50,000	7.55	50,000
0.80	3,070,000	3.71	2,465,000
0.86	575,000	6.16	575,000
0.90	697,200	9.96	205,000
0.94	240,000	5.22	90,000
1.03	13,218	0.33	13,218
3.90	10,000	6.28	10,000
6.26	10,000	6.40	10,000
11.20	3,125	3.55	3,125
11.92	12,500	5.13	12,500
26.40	625	2.85	625
29.44	12,500	2.52	12,500

	6,369,168		5,121,968

ViRexx Medical Corp.
Notes to Consolidated Financial Statements
December 31, 2005 and 2004

(expressed in Canadian dollars)
2003
		Outstanding	Exercisable

Exercise price $	Number of shares #	Average expiration life (years)	Number of shares #

0.80	2,103,218	4.71	2,103,218

At December 31, 2005, the 6,670,200 options outstanding had a weighted average remaining term of approximately five years.

Stock-based compensation expense

During the year ended December 31, 2005, the Company recognized $457,349 of compensation expense and contributed surplus. During the year ended December 31, 2004, the Company recognized $380,577 of compensation expense and contributed surplus. For awards granted after January 1, 2002 and prior to January 1, 2004, the Company made an adjustment to the opening deficit and contributed surplus of $734,773 (see note 3).

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option pricing model based on the following weighted average assumptions:

	2005 $	2004 $		2003 $

Expected life	7 years		5 years		5 years
Risk-free rate	4.3%		4.0%		3.9%
Expected volatility	87.6%		77.2%		51.0%
Expected dividend yield	0.0%		0.0%		0.0%

		$	$	$

Weighted average fair value of options granted	0.93		0.54		0.39

ViRexx Medical Corp.
Notes to Consolidated Financial Statements
December 31, 2005 and 2004

(expressed in Canadian dollars)
Warrants

At December 31, 2005, there were 2,819,299 (2004 - 12,543,094) warrants outstanding at a weighted average exercise price of $1.20 (2004 - $1.06). The value attributed to the warrants is included in contributed surplus.

	2005
Expiry date	Exercise price $	Opening #	Granted #	Exercised #	Cancelled #	Closing #

April 14, 2005	0.80	1,100,000	—	(1,100,000)	—	—
June 23, 2005	0.80	500,000	—	(500,000)	—	—
October 14, 2005	1.00	5,086,595	—	(212,500)	(4,874,095)	—
October 14, 2005	1.00	5,496,500	—	(490,375)	(5,006,125)	—
November 26, 2006	4.00	360,000	—	—	—	360,000
September 9, 2007	1.20	—	2,459,299	—	—	2,459,299

		12,543,095	2,459,299	(2,302,875)	(9,880,220)	2,819,299

2004
Expiry date	Exercise price $	Opening #	Granted #	Exercised #	Cancelled #	Closing #

April 14, 2005	0.80	—	1,100,000	—	—	1,100,000
June 23, 2005	0.80	500,000	—	—	—	500,000
July 7, 2005	1.00	5,000,000	318,595	(2,000)	(230,000)	5,086,595
October 14, 2005	1.00	—	5,500,000	(3,500)	—	5,496,500
November 26, 2006	4.00	—	360,000	—	—	360,000

		5,500,000	7,278,595	(5,500)	(230,000)	12,543,095

12	Loss per share

	2005 $	2004 $		2003 $

Loss attributable to common shareholders	(7,459,714)		(3,657,760)		(1,383,562)

	#		#		#

Weighted average number of common shares outstanding	55,827,119		25,268,388		9,128,866

		$	$	$

Basic and diluted loss per share	(0.13)		(0.14)		(0.15)

ViRexx Medical Corp.
Notes to Consolidated Financial Statements
December 31, 2005 and 2004

(expressed in Canadian dollars)
Common shares that could potentially dilute basic loss per share in the future, but were not included in the computation of dilutive loss per share for December 31, 2005, because to do so would be anti-dilutive, amounted to 9,789,499 (2004 - 19,939,582; 2003 - 8,142,701).

13	Supplementary cash flow information

	2005 $	2004 $	2003 $
Net change in non-cash working capital items
Other current assets	18,527	42,471	(13,460)
Goods and services tax recoverable	55,297	(17,422)	(27,784)
Investment tax credits recoverable	—	447,013	(79,659)
Prepaid expenses and deposits	216,485	(337,114)	1,756
Income taxes recoverable	—	—	8,436
Accounts payable and accrued liabilities	(74,639)	(481,052)	587,370

	215,670	(346,104)	476,659

	2005 $	2004 $	2003 $

Income taxes paid	—	—	—

Interest paid	200,144	3,667	—

Interest received	218,504	127,728	7,497

14	Financial instruments

Financial instruments of the Company consist of cash and cash equivalents, goods and services tax recoverable and accounts payable and accrued liabilities. The fair value of these instruments approximates their carrying amount due to their immediate or short-term maturity.

Credit risk

Financial instruments that potentially expose the Company to significant concentrations of credit risk consist principally of cash and cash equivalents. The Company has investment policies to mitigate against the deterioration of principal, to enhance the Company’s ability to meet its liquidity needs and to optimize yields within those parameters. Cash and cash equivalents are on deposit with a Canadian chartered bank.

ViRexx Medical Corp.
Notes to Consolidated Financial Statements
December 31, 2005 and 2004

(expressed in Canadian dollars)

Interest rate risk

The Company is exposed to interest rate risk arising from fluctuations in interest rates on its cash and cash equivalents. The Company does not use derivative instruments to reduce its exposure to interest rate risk.

Currency risk

The Company operates primarily within Canada and, therefore, is not exposed to significant foreign currency risk. The Company has not entered into foreign exchange derivative contracts.

15	United States accounting principles

The financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). These principles conform in all material respects with those in the Unites States (U.S. GAAP) except as noted below.

Consolidated balance sheets - U.S. GAAP

	2005 $	2004 $

Assets
Current assets	5,778,114	10,618,561
Property and equipment	518,134	533,202

Total assets	6,296,248	11,151,763

Liabilities
Trade accounts payable and related accruals	307,429	744,805
Accrued salary and wages	362,737	-
Convertible debentures	-	1,096,224

Total liabilities	670,166	1,841,029

Shareholders’ equity
Common stock	45,989,189	41,754,983
Contributed surplus	4,779,409	3,663,415
Deficit accumulated during development stage	(45,142,516)	(36,107,664)

Total shareholders’ equity	5,626,082	9,310,734

Total liabilities and shareholders’ equity	6,296,248	11,151,763

ViRexx Medical Corp.
Notes to Consolidated Financial Statements
December 31, 2005 and 2004

(expressed in Canadian dollars)
Consolidated statements of operations - U.S. GAAP

	2005 $	2004 $		2003 $

Net loss in accordance with Canadian GAAP	(7,459,714)		(3,657,760)		(1,383,562)
Adjustments to reconcile to U.S. GAAP
Acquired intellectual property rights	—		(34,553,666)		(74,824)
Acquired intellectual property rights amortization	2,357,441		2,084		2,083
Future income taxes	(3,358,426)		6,749,947		—
Stock-based compensation	—		—		(734,773)

Net loss and comprehensive loss in accordance with U.S. GAAP	(8,460,699)		(31,459,395)		(2,191,076)

		$	$	$

Net loss per common share - basic and diluted	(0.15)		(1.25)		(0.24)

	#		#		#

Weighted-average number of common shares outstanding - basic and diluted	55,827,119		25,268,388		9,128,866

The significant differences in accounting principles as they pertain to the accompanying consolidated financial statements are as follows:

Acquired intellectual property rights

Canadian GAAP requires the capitalization and amortization of the costs of acquired technology. Under U.S. GAAP, the cost of acquiring technology is charged to expense as in-process research and development (“IPRD”) when acquired if the feasibility of such technology has not been established and no future alternative use exists. This difference increases the loss from operations under U.S. GAAP in the year the IPRD is acquired and reduces the loss under U.S. GAAP in subsequent periods because there is no amortization charge.

Under Canadian GAAP, a future tax liability is also recorded upon acquisition of the technology to reflect the tax effect of the difference between the carrying amount of the technology in the financial statements and the tax basis of these assets. Under U.S. GAAP, because the technology is expensed immediately as IPRD, there is no difference between the tax basis and the financial statement carrying value of the assets and therefore no future tax liability exists.

ViRexx Medical Corp.
Notes to Consolidated Financial Statements
December 31, 2005 and 2004

(expressed in Canadian dollars)
Convertible debentures

Under Canadian GAAP, the proceeds from the issue of convertible notes and warrants are split into their relative component parts: debt; the option to convert the debt; and, the detachable warrants. Under U.S. GAAP, these instruments are split between the debt and detachable warrant components.

Under Canadian GAAP, $59,118 of the Canadian dollar convertible debentures were presented as equity at December 31, 2004. Under U.S. GAAP, all of the Canadian dollar convertible debentures were recorded as a liability. Accordingly, both the debt and equity portion of the Canadian dollar convertible debentures in the amount of $594,009 as at December 31, 2004 were shown as a liability under U.S. GAAP.

Stock-based compensation

Effective January 1, 2004, the Company adopted the fair value based method of accounting for employee stock options granted on or after January 1, 2002. The change in accounting policy was accounted for retroactively without restatement of prior periods as allowed under the transitional provisions of CICA Handbook Section 3870. As a result, the opening balances of the deficit and contributed surplus were increased by $734,773 at January 1, 2004.

For U.S. GAAP, the Company applied FAS 123 as of January 1, 2004 using the retroactive restatement transition provisions of SFAS No. 123, which requires the restatement of all periods presented for options granted, modified or settled in fiscal years beginning after December 15, 1994.

Comprehensive income

Under U.S. GAAP, SFAS No. 130 requires that companies report comprehensive income as a measure of overall performance. Comprehensive income includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. There is no concept similar to comprehensive income under current Canadian GAAP.

Current accounting pronouncements

In April 2005, the Canadian Accounting Standards Board (“AcSB”) issued new accounting standards for the recognition, measurement and disclosure of financial instruments, hedges and comprehensive income. The new requirements are all to be applied at the same time and are effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Earlier adoption is permitted commencing as of the beginning of a fiscal year ending on or after December 31, 2004. The Company is currently assessing the impact of this accounting standard on its consolidated financial statements.

ViRexx Medical Corp.
Notes to Consolidated Financial Statements
December 31, 2005 and 2004

(expressed in Canadian dollars)

In December 2004, the FASB issued FAS No. 123 (revised 2004) (“FAS 123R”), “Share-Based Payment”, which is a revision of FAS No. 123, “Accounting for Stock-based Compensation”. FAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values and does not allow the previously permitted pro forma disclosure as an alternative to financial statement recognition. Liability classified awards are re-measured to fair value at each balance sheet date until the award is settled. FAS 123R supersedes Accounting Principles Board (“APB”) Opinion No. 25 “Accounting for Stock Issued to Employees”, and related interpretations and amends FAS No. 95 “Statement of Cash Flows”. FAS 123R is scheduled to be effective beginning fiscal 2006 for the Company. On August 31, 2005, the FASB issued FSP FAS 123R-1 to defer the requirement that a freestanding financial instrument originally subject to FAS 123R becomes subject to the recognition and measurement requirements of other applicable generally accepted accounting principles when the rights conveyed by the instrument to the holder are no longer dependent on the holder being an employee of the entity. On October 18, 2005, the FASB issued FSP FAS 123R-2 to provide further guidance on the application of grant date as defined in FAS 123R. The Company is currently assessing the impact of FAS 123R and related FSPs on its consolidated financial statements.

APB Opinion No. 20, “Accounting for Non-monetary Transactions” to require that all non-monetary exchanges be accounted for at fair value except for exchanges of non-monetary assets that do not have commercial substance. An exchange is considered to have commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. FAS 153 is effective for non-monetary asset exchanges occurring in periods beginning after June 15, 2005.

In May 2005, the FASB issued FAS No. 154 “Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FAS Statement No. 3”. FAS 154 requires an entity to account for the adoption of a new accounting policy by applying the new principle to prior accounting periods as if the principle had always been adopted, or “retrospective application”. Under existing GAAP, a new principle is not applied to prior periods; rather, the cumulative effect of the change is recognized in earnings in the period of the change. FAS 154 also carries forward without change the guidance from Opinion No. 20 for reporting the correction of an error in previously issued financial statements and the accounting for changes in estimate. The provisions of FAS 154 will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

16	Subsequent event

On February 16, 2006, the Company completed a private placement of 10,909,090 units for gross proceeds of $12,000,000. Each unit consists of one common share and one common share purchase warrant. Each common share warrant entitles the holder to purchase one common share of the Company at a price of $1.50 for a period of two years.